Exhibit 23.1

Consent of Independent Auditors

The Board of Directors
Kemira GrowHow Holdings Limited

We consent to the incorporation by reference in the registration statement No. 333-123403 on Form S-3, in the registration statements No.s, 333-121837 and 333-121835 on Form S-3/A, and in the registration statements No.s 333-32869 and 333-88442 on Form S-8 of Terra Industries Inc. of our report dated November 27, 2007, with respect to the non-statutory combined balance sheets of Kemira GrowHow Holdings Limited as of December 31, 2006 and 2005, and the related non-statutory combined profit and loss accounts, and statements of total recognised gains and losses and cash flows for each of the years in the three-year period ended December 31, 2006, which report appears on Form 8 K/A of Terra Industries Inc., dated November 27, 2007.

KPMG LLP
Birmingham
United Kingdom